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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 5
to
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BEI Technologies, Inc.
(Name of Subject Company)

BEI Technologies, Inc.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

05538P104
(CUSIP Number of Class of Securities)

Charles Crocker
Chairman and Chief Executive Officer
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on August 3, 2005. The Schedule 14D-9 relates to the offer by Beacon Purchaser Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), to acquire all of the issued and outstanding shares of common stock, par value $0.001 (the "Shares"), of BEI Technologies, Inc. (the "Company") for $35.00 per Share, net to the seller in cash (such price per Share, or such greater cash amount per Share as may be paid to any holder of Shares pursuant to the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") that was initially filed by Parent and the Purchaser with the Securities and Exchange Commission on August 3, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO.

        This Amendment No. 5 makes certain changes to Item 9 and should be read in conjunction with the Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(9)	Letter from the Company to all holders of restricted stock issued pursuant to the Company's 1997 Equity Incentive Plan.
(a)(10)	Letter from the Company to all holders of options issued pursuant to the Company's 1997 Equity Incentive Plan.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEI TECHNOLOGIES, INC.
By:	/s/ ROBERT R. CORR
Name:	Robert R. Corr
Title:	Vice President, Controller, Treasurer and Secretary

Dated: September 21, 2005

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SIGNATURE